DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Marjorie Sybul Adams marjorie.adams@dlapiper.com T 212.335.4517 F 212.884.8517

December 30, 2014	OUR FILE NO. 375565-000003

VIA EDGAR AND UNITED PARCEL SERVICE

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-6010

Re:	Nexvet Biopharma public limited company
Draft Registration Statement on Form S-1
Originally Confidentially Submitted September 5, 2014
CIK No. 0001618561

Dear Mr. Riedler:

This letter is submitted on behalf of Nexvet Biopharma public limited company (together with its subsidiaries, the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Draft Registration Statement No. 2 on Form S-1 confidentially submitted on November 19, 2014 (“Draft No. 2”), as set forth in your letter to Dr. Mark Heffernan dated December 4, 2014. The Company is filing under separate cover its Registration Statement on Form S-1 (the “Registration Statement”) in response to the Staff’s comments. Please note that the Registration Statement also includes other updates to the Company’s disclosure. For reference purposes, the numbered comments contained in your letter dated December 4, 2014 have been reproduced herein (in bold italics), with the Company’s response below each numbered comment.

Prospectus Summary

Product Pipeline, page 1

1.	We note your response to prior comment 6. As proof-of-concept studies for both NV-02 and NV-08 remain underway, please move the bars in your tables for those product candidates to the midpoint of the proof-of-concept studies column to more accurately reflect their current status.

Company Response: In response to the Staff’s comment, the Company has made various revisions to the tables on pages 2 and 80 of the Registration Statement to simplify the presentation, while retaining an approach that allows for a rapid visual understanding of which proof-of-concept studies remain pending for NV-02 and NV-08.

Mr. Jeffrey P. Riedler

December 30, 2014

Page Two

The Company believes that the Staff’s comment reflects a concern about whether a reader will be able to quickly and clearly see that NV-02 and NV-08 have not completed all proof-of-concept studies and have not progressed to pivotal safety and efficacy studies. To address this concern, the Company has removed the vertical text in the proof-of-concept column (which had been intended to demarcate the Company’s four proof-of-concept studies) and has instead created more conventional column subheadings for each of these proof-of-concept studies. The Company has added vertical lines before and after each of these column subheadings, which clearly demarcate where each of the four proof-of-concept studies starts and ends. In addition, in response to Comment 2 below, the Company has removed the prior column relating to clonal cell manufacturing, which causes the flow of columns in the table to proceed directly from proof-of-concept studies to pivotal safety and efficacy studies. The Company respectfully submits that this simplifies the visual presentation in a way that makes it abundantly clear to a reader that NV-02 and NV-08 have not completed the final proof-of-concept study and have not progressed to pivotal safety and efficacy studies.

The Company believes it is important for investors to be able to rapidly understand, through the visual presentation of the information in the tables on pages 2 and 80 of the Registration Statement, where the Company’s lead product candidates are in their development. The Company conducts a series of sequential, distinct proof-of-concept studies in the order presented in these tables. These proof-of-concept studies are designed to ensure that the Company understands how a companion animal’s body processes a product candidate, whether a product candidate may cause observable safety issues, whether a product candidate may elicit observable negative immune responses and whether a product candidate appears to work as intended and without any observable safety issues. These studies are important milestones for the Company internally, as they impact various Company research and development decisions and related activities, and the Company does not proceed to the next sequential proof-of-concept study until satisfactorily completing the prior proof-of-concept study. The Company does not seek regulatory concurrence with the protocols for any pivotal safety and efficacy studies until the Company has completed each of its proof-of-concept studies, each of which is important when designing pivotal safety and efficacy studies to meet applicable regulatory requirements for licensure or approval of the product candidate.

While it is true that the final proof-of-concept study for both NV-02 and NV-08 remains underway, it is also true that the Company’s first three proof-of-concept studies have been completed for both NV-02 and NV-08. The Company is well into its final proof-of-concept study for NV-02 (which is approximately 50% enrolled) and is commencing its final proof-of-concept study for NV-08. Accordingly, the Company respectfully submits that the horizontal bars in the tables accurately reflect the status of each of the Company’s lead product candidates, as these bars indicate which studies have been completed, which studies are in progress (and the approximate level of progress) and which studies have not yet been initiated.

In the Company’s experience, the status of its lead product candidates as they progress through proof-of-concept studies has been important information to its current stakeholders, and the Company believes this will also matter to public investors in making an investment decision. The Company respectfully submits that public investors and analysts will benefit from a convenient visual presentation of the status of product candidates as they progress through each of its proof-of-concept studies and into pivotal safety and efficacy studies.

2.	We note your response of prior comment 7. As clonal cell manufacture is only an adjunct to your product development, please remove the column relating to it from your tables. You may continue to discuss it in a footnote by moving footnote 1 to the pivotal safety and efficacy studies column.

Company Response: In response to the Staff’s comment, the Company has removed the column relating to clonal cell manufacturing from the tables on pages 2 and 80 of the Registration Statement.

*                *                 *

Mr. Jeffrey P. Riedler

December 30, 2014

Page Three

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (212) 335-4517 or my colleague Andrew D. Ledbetter at (206) 839-4845 if you have any questions regarding this letter or the Registration Statement.

Sincerely,

DLA Piper LLP (US)

Marjorie Sybul Adams

marjorie.adams@dlapiper.com

cc:	Via E-mail
Dana Hartz (Staff Accountant, SEC Division of Corporation Finance)
Mark Brunhofer (Senior Staff Accountant, SEC Division of Corporation Finance)
Scot Foley (Staff Attorney, SEC Division of Corporation Finance)
John Krug (Senior Counsel, SEC Division of Corporation Finance)
Mark Heffernan (CEO, Nexvet Biopharma plc)
Damian Lismore (CFO, Nexvet Biopharma plc)
Geraldine Farrell (General Counsel, Nexvet Biopharma plc)
Andrew D. Ledbetter (DLA Piper LLP (US))
Mark B. Weeks (Cooley LLP)
John T. McKenna (Cooley LLP)